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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of DECEMBER, 2000
                                         --------------
                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                   (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  DEALINGS BY DIRECTORS
                                ---------------------

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AMVESCAP PLC
877196
IMMEDIATE RELEASE  20 DECEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652



              Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)  NAME OF COMPANY                          2)  NAME OF DIRECTOR

    AMVESCAP PLC                                 ROBERT H. GRAHAM
 ...............................................................................
3)  Please state whether                     4)  Name of the registered
    notification indicates that                  holder(s) and, if
    it is in respect of holding                  more than one holder, the
    of the Director named in 2                   number of shares held by
    above or holding of that                     each of them. (If notified).
    person's spouse or children
    under the age of 18 or in
    respect of a non-beneficial
    interest.

    NOTIFICATION IS IN RESPECT
    OF THE DIRECTOR NAMED
    IN 2 ABOVE.                                  -


 ...............................................................................
5)  Please state whether notification        6)  Please state the nature of the
    relates to a person(s) connected             transaction and the nature and
    with the Director named in 2                 extent of the directors
    above and identify the connected             interest in the transaction.
    person(s).

    AS 3 ABOVE                                   GIFT TO CHARITY FROM
                                                 BENEFICIAL HOLDING.
 ...............................................................................
7)  Number of shares/amount of               8)       (   . %)
    stock purchased                                of issued Class

             -
 ...............................................................................
9)  Number of shares/amount                  10)      (0.0016%)
    of stock disposed                              of issued Class

           12,500

 ...............................................................................
11) Class of security                        12) Price per share

    ORDINARY SHARES                              SHARES GIFTED TO CHARITY
 ...............................................................................

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13) Date of transaction                      14) Date company informed

    20 DECEMBER 2000                             20 DECEMBER 2000
 ...............................................................................
15) Total holding following                  16) Total percentage holding
    this notification                            of issued class following
                                                 this notification

    30,740,221                                   4.00%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17) Date of grant                            18) Period during which or date
                                                 on which exercisable

         -                                              -
 ...............................................................................
19) Total amount paid (if any)               20) Description of shares or
    for grant of the option                      debentures involved:
                                                 class, number

         -                                              -
 ...............................................................................
21) Exercise price (if fixed                 22) Total number of shares
    at time of grant) or                         or debentures over which
    indication that price is to                  options held following this
    be fixed at time of exercise                 notification

         -                                              -
 ...............................................................................
23) Any additional information               24) Name of contact and telephone
                                                 number for queries

         -                                       ANGELA TULLY
                                                 020 7454 3652
 ...............................................................................
25) Name and signature of authorised             ANGELA TULLY
    company official responsible for             AMVESCAP PLC
    making this notification                     ASSISTANT COMPANY SECRETARY

    Date of Notification   20 DECEMBER 2000
 ...............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           ------------------------
                                                (Registrant)

Date  20 December 2000                     By /s/ ANGELA TULLY
                                              ---------------------
                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary